[redacted]

SE(09058662 IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield, MA 01111-0001
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Lahaie 413-737-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza
755 Main Street Hartford CT 06103
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Lahaie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investors Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN O. CURRAN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Dec. 3, 2010

Peter G. Lahaie
Signature

Vice President and CFO
Title

Kathleen O. Curran
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Investors Services, Inc. and Subsidiaries

Table of Contents

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and Subsidiaries (the "Company") as of December 31, 2008, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MML Investors Services, Inc. and Subsidiaries as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2009

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2008

(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 32,310
Cash segregated under federal regulations	25
Receivables from broker-dealers and clearing organizations	16,102
Receivable from related parties	21
Prepaid expenses and other	2,580
Furniture and equipment (net of accumulated depreciation of $8,957)	428
Taxes receivable	4,391
Deferred tax assets, net	2,715
Total assets	$ 58,572
Liabilities and Shareholder's Equity	
Commissions payable	$ 20,094
Payables to related parties, net	2,524
Accounts payable and accrued expenses	9,285
Total liabilities	31,903
Shareholder's Equity	
Common stock, $1 par value; 300,000 shares authorized; 4,891 shares issued and outstanding	5
Additional paid-in capital	53,795
Accumulated deficit	(27,131)
Total shareholder's equity	26,669
Total liabilities and shareholder's equity	$ 58,572

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Operations
For the Year Ended December 31, 2008
(Dollars in thousands)

Revenues	
Commissions	$ 189,924
Trail commissions	70,088
Corporate Registered Investment Advisor income	47,312
Other income	29,982
Total revenues	337,306
Expenses	
Commission expense and distribution support	278,572
Management fees	34,455
Compensation and benefits	18,502
General and administrative expenses	16,294
Legal and regulatory costs	10,844
Other expenses	738
Total expenses	359,405
Loss before income taxes	(22,099)
Income tax benefit	7,227
Net loss	$ (14,872)

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2008
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balances - December 31, 2007	$ 5	$ 28,795	$ (12,259)	$ 16,541
Contributions from Parent	--	25,000	--	25,000
Net loss	--	--	(14,872)	(14,872)
Balances - December 31, 2008	$ 5	$ 53,795	$ (27,131)	$ 26,669

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2008
(Dollars in thousands)

Cash flows from operating activities:	
Net loss	$ (14,872)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation of furniture and equipment and amortization of leasehold improvements	164
Gain on sale of common stock	(18)
Deferred taxes	137
Changes in operating assets and liabilities:	
Receivables from brokers or dealers	8,026
Prepaid expenses and other assets	464
Taxes receivable	(948)
Commissions payable	(8,842)
Payables to related parties, net	(1,699)
Accounts payable and accrued expenses	(1,496)
Net cash used in operating activities	(19,084)
Cash flows from investing activities:	
Proceeds from sale of common stock	35
Purchases of furniture and equipment	(3)
Net cash provided by investing activities	32
Cash flows from financing activities:	
Contributions from Parent	25,000
Net increase in cash and cash equivalents	5,948
Cash and cash equivalents, beginning of year	26,362
Cash and cash equivalents, end of year	$ 32,310
Supplemental cash flow information:	
Income taxes received, net	$ 6,416

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization

MML Investors Services, Inc. ("MMLISI") was organized as a Massachusetts corporation in 1981 for the purpose of doing business as a broker-dealer in securities. MMLISI is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLISI is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents, including open-end mutual funds, fee-based investment advisory products, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLISI is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. ("MMLIAI") and MMLISI Financial Alliances, LLC ("MFA"). MMLISI, MMLIAI, and MFA are collectively referred to as the "Company." For securities held in brokerage accounts, the Company uses National Financial Services, LLC as clearing agent to process customer trades.

MMLIAI, a wholly owned subsidiary of MMLISI, was organized as a Massachusetts corporation in 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states, Puerto Rico, and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products.

MFA was formed as a series limited liability company in 2004 for the purpose of doing business as a referral broker-dealer and investment advisor. MFA's sole purpose is to provide clients of certain professional firms with access to products and services offered by MMLISI and MassMutual. In April 2006, MMLISI's Series B ownership in MFA decreased to 51% when MFA began accepting professional firms as Series A members.

(2) Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). All material intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

(Dollars in thousands)

The shareholder's equity of MMLIAI is included as capital in the consolidated computation of MMLISI's net capital since the assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

Minority interest liabilities of $323 and minority interest expense of $304 related to MFA are included in Accounts payable and accrued expenses on the Consolidated Statement of Financial Condition ("Statement of Financial Condition") and Other expenses on the Consolidated Statement of Operations ("Statement of Operations"), respectively.

MFA is accounted for using the equity method of accounting for the filing of MMLISI's FOCUS Report with FINRA and is a non-allowable asset in the computation of the Company's net capital. The following is a summary of certain financial information for MFA that is not included in MMLISI's net capital computation in its FOCUS Report as of December 31, 2008:

	MFA
Total assets	$ 401
Total liabilities	$ 35

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, "Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51," which is effective for years beginning after December 31, 2008. Earlier adoption is prohibited. This Statement clarifies that a noncontrolling interest (a.k.a. minority interest) in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and changes the way the consolidated statement of operations is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of operation, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest generally was reported as an expense or other deduction in arriving at consolidated net income. This Statement primarily addresses financial statement presentation and will effect MMLISI as it relates to its investment in MFA. The impact of adoption is expected to be immaterial.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which was effective January 1, 2008. The statement applies to any other accounting pronouncements that require or permit fair value measurements where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not expand the use of fair value to any new circumstances. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements and provides guidance for using fair value to measure assets and liabilities. Adoption of this statement did not result in an impact to the Company's financial condition or results of operations.

Cash and Cash Equivalents

The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests in money market funds managed by a related party (see Note 3), which are classified as cash equivalents. Cash segregated under federal regulations, of which there was $25 at December 31, 2008, includes funds held in separate bank accounts for the exclusive benefit of MMLISI customers, in accordance with rule 15c3-3 of the SEC (see Note 5).

Investments in Common Stock

Investments in common stock are classified as trading securities and are carried at fair value, which is determined based on the publicly quoted market prices. Changes in fair value are included in Other income on the Statement of Operations.

Furniture and Equipment

Furniture and equipment are recorded at cost. Major replacements and betterments are capitalized. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes. The estimated useful life of furniture, equipment, and leasehold improvements by category is as follows: leasehold improvements (remaining life of the lease), furniture and equipment (5 years), and all other depreciable assets (3 years). Depreciation expense of $16 in 2008 is included in Other expenses on the Statement of Operations.

Computer software developed, obtained, or modified solely for internal use may be capitalized to the extent that costs are incurred in the application development stage or, when additional functionality results from upgrades or enhancements. Included in Furniture and equipment on the Statement of Financial Condition is $389 of unamortized computer software costs that are being amortized over the useful life of the software, currently 3 to 5 years, using the straight-line method. Amortization begins when the software is ready for its intended use and totaled $148 in 2008, which is included in Other expenses on the Statements of Operations.

Investment Income

Investment income is recorded on an accrual basis and included in Other income on the Statement of Operations. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

Revenue Recognition and Related Expense

Commission revenue and related commission and clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenue is primarily earned based upon a percentage of the related sales. Corporate Registered Investment Advisor ("CRIA") revenue and Trail commission revenue, which represents asset-based 12b-1 service fees paid to MMLISI by open-end mutual fund companies, and related commission expenses are recognized as the revenue is earned. CRIA and Trail commission revenues are determined based upon a percentage of assets under management. Commission, Trail, and CRIA revenue combined are referred to as Gross Dealer Concessions ("GDC") and the expenses related to these revenues are included in Commission expense and distribution support on the Statement of Operations. Distribution fees, which do not have a related commission expense, are recognized in the period in which the services are performed and are included in Other income with the related expenses reported in their respective line items to which they pertain on the Statement of Operations. (See Note 3).

Fair Value of Financial Instruments

Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

Income taxes due to governmental taxing authorities are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Temporary differences primarily consist of compensation and legal accruals. The effective tax rate is different from the statutory tax rate due primarily to permanent differences caused by items such as state taxes.

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," as amended and Financial Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." SFAS No. 109 requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. A valuation allowance may be established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes accrued interest and penalties related to liabilities for unrecognized tax benefits as a component of the provision for income taxes. (See Note 10).

Employee Benefit Plans

The Company's eligible employees are covered by MassMutual's "Employees' pension plan, thrift plan, disability, group life insurance plan", and "Group health plan", all of which provide benefits for certain of its active employees. (See Note 9).

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

General Agent Continuing Commission Program

The Company has a General Agent Continuing Commission program that facilitates the allocation of future commissions from GDC between one General Agent ("the Former GA") and their successor (the "Successor GA") where certain requirements, primarily related to age and years of service, have been satisfied. These commission payments to the Former GA represent their participation in the GA commission overrides generated from commissions earned by the agents within the agency. The role of MMLISI is to process future GDC generated by the agency and distribute to the Former and Successor GAs.

In 2006, MMLISI committed to making fixed commission payments to certain Former GAs. The present value of these payments is $1,776 at December 31, 2008. The obligations for these payments are recorded as Commission payable in the Statement of Financial Condition.

Errors and Omissions

The Company records costs associated with Errors and Omissions claims as incurred. Recovery of such costs from registered representatives, MassMutual general agents, or from their errors & omissions insurance provider are recorded as Other income when recovery is probable.

(3) Related Party Transactions and Agreements

Through distribution agreements, MMLISI is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"), each of which are wholly owned subsidiaries of MassMutual. In addition, MMLISI is the sub-distributor of the MassMutual Premier Fund and MassMutual Select Fund (the "MassMutual Funds"). MassMutual agents who are MMLISI registered representatives sell these above referenced policies, contracts and funds for which they receive commissions. MMLISI has recognized $91,233 of commission revenue and expense from MassMutual, C.M. Life, and MML Bay State in 2008.

(Dollars in thousands)

MMLISI provides broker-dealer and distribution services to MassMutual's Retirement Services Division ("RS") for its Individual Retirement Account (MMIRA) Program, for which MMLISI earned $1,570 in commissions in 2008. MMLISI pays distribution support to MassMutual equal to the MMIRA Program fee income.

Pursuant to the terms of its Distribution and Broker-Dealer Servicing Agreement with MassMutual, MMLISI also receives 12b-1 fees directly from certain open-end mutual fund companies for investment selections that are available in RS retirement products. In 2008, MMLISI recorded $1,149 in commissions related to these products and incurred distribution costs equal to these revenues that are payable to MassMutual.

Pursuant to the distribution and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLISI is reimbursed for expenses it incurs, which are included in Other income on the Statement of Operations. MMLISI earned $12,487 in distribution fees collectively from MassMutual, C.M. Life, and MML Bay State in 2008.

In accordance with the terms of MMLISI's agreement with MassMutual for the distribution and servicing of RS's registered 401(k) products, MMLISI earned $277 in commission and trail revenue in 2008.

MMLISI has a selling agreement with its affiliate OppenheimerFunds Distributors, Inc. ("OFDI") for the distribution of the OppenheimerFunds, a family of open-end mutual funds and 529 plans. Under the terms of the selling agreement, MMLISI earned $22,926 in 2008 in commissions and service fees from OFDI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned $800 in 2008 from OFDI for marketing, distribution assistance, and conference support, which is recorded as Other income in the Statement of Operations.

MMLISI has entered into an Advisory Services Agreement with MassMutual to provide advisory services to its Retirement Income Division ("RI") for RI's Retirement Management Account Program ("RMA"), for which it earned $486 in RMA program fees in 2008. In addition, MMLISI recorded commissions from OFDI and paid distribution support of $140 to MassMutual from the RMA Program during 2008.

In September 2008, the Company transferred its investment in the Oppenheimer Cash Reserves fund to an Oppenheimer Institutional Money Market fund (the Institutional Fund), managed by OFDI's parent company OppenheimerFunds, Inc. As of December 31, 2008, the Company owned 30,829,329 Class A shares of the Institutional Fund (included in Cash and cash equivalents on the Statement of Financial Condition), with an aggregate fair value of $30,829. During 2008, the Company earned a total of $563 in dividends from these investments, which is included in Other income on the Statement of Operations.

MMLISI has an agreement with MassMutual Trust Company, FSB ("MMTC") for solicitation of trust services. MMTC is a wholly owned subsidiary of MassMutual. Under the terms of the agreement, MMLISI earned $1,758 in solicitation fees in 2008 from MMTC. These fees are included in CRIA income on the Statement of Operations.

(Dollars in thousands)

The Company has a service agreement with MassMutual that provides for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, access to the general agents of MassMutual, cash management, and other general corporate services. The management fee under this service agreement for 2008 was $34,455. In addition, the Company incurred $792 in rent expense in 2008 for the use of MassMutual office space. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

MMLISI provides services to MML Distributors, LLC ("MMLD"), a limited liability company wholly owned by MassMutual, including, but not limited to, accounting, legal, and other general corporate services. Under the service agreement, MMLD pays a management fee equal to MMLISI's allocated costs related to MMLD. The management fee for 2008 was $180 and is included in Other income on the Statement of Operations. In addition, the Company has a receivable from MMLD of $21 at December 31, 2008 for certain expenses paid by the Company on MMLD's behalf.

Payables to related parties, net consists of the following as of December 31, 2008:

Payables to MassMutual:		
MMIRA program	$	239
12b-1 distribution costs		77
RMA program		140
Management fees		5,072
Total payables to MassMutual		5,528
Receivables from MassMutual:		
Distribution fees		3,004
Payables to related parties, net	$	2,524

During 2008, MassMutual approved and paid a total of $25,000 in capital contributions to the Company to fund on-going operational obligations.

(4) Investments in Common Stock

During 2008, MMLISI sold its remaining shares of common stock on which it recognized a gain of $18.

(Dollars in thousands)

(5) Customer Protection Reserve under SEC Rule 15c3-3

MMLISI is a fully computing broker-dealer, and maintains separate bank accounts designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." for customer funds received. As of December 31, 2008, the balance in these accounts totaled $25 and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(6) Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of "aggregate indebtedness" to "net capital", as those items are defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $13,457, which was $11,344 in excess of its required net capital of $2,113. The Company's ratio of aggregate indebtedness to net capital was 2.36 to 1.

(7) Litigation and Regulatory Inquiries

The Company is involved in litigation arising in and out of the normal course of business, including, but not limited to, alleged registered representative misconduct, which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations and inquiries, certain of which are ongoing. In all such matters, the Company has cooperated fully with the applicable regulatory agency. It is possible that some or all of these matters will result in enforcement proceedings against the Company or settlements with regulators.

In 2006, the Company entered into a settlement agreement with FINRA concerning FINRA's investigation of certain mutual fund share class issues. At December 31, 2007, the Company had a reserve of $2,662 to conduct the remaining remediation under this agreement. In 2008, the Company fulfilled the remainder of its obligation for $1,746 and has no remaining liability at December 31, 2008. Additionally, in 2008 the Company settled various other litigation and arbitration matters in the amount of $5,201, of which $1,064 had been accrued for as of December 31, 2007. As of December 31, 2008, the Company has $4,589 included in Accounts payable and accrued expenses on the Statement of Financial Condition for unsettled legal matters.

(Dollars in thousands)

(8) Broker's Bond

MMLISI and MFA each carry a broker's blanket fidelity bond in the amount of $2,000 and $300, respectively. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

(9) Employee Benefits

The Company's eligible employees are covered by MassMutual's employees' pension plan, thrift plan, disability, group life insurance plan and group health plan, which provide benefits for certain of its active employees. Liabilities related to these plans are retained by MassMutual. MMLISI funds the costs of these plans as they are incurred. Costs associated with these plans in 2008, totaling $2,164, are settled on a monthly basis and are included in Compensation and benefits in the Statement of Operations.

Life and Health Insurance Benefits

Life and health insurance benefits are provided to substantially all employees through group insurance contracts, some of which are issued by MassMutual. Those covered employees may become eligible for continuation of certain of these benefits if they reach retirement age while working for the Company.

Defined Benefit Pension Plan

MassMutual has funded and unfunded non-contributory defined benefit pension plans that cover certain MMLISI employees. For some participants, benefits are calculated as the greater of a formula based on either final average earnings and length of service or a cash balance formula, which calculates benefits based on amounts allocated to participants that take into consideration age, service and salary during their careers. The Company paid MassMutual $648 in 2008 for its allocated expense related to the Company's employees covered by this plan.

Defined Contribution Plan

MassMutual has funded the qualified 401(k) thrift savings plan for substantially all of MMLISI's employees. The Company paid MassMutual $442 in 2008 for its allocated expense related to the Company's employees covered by this plan.

Post-retirement Benefits

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLISI's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; the basic life insurance plan is noncontributory. These benefits are funded as considered necessary by MassMutual's management. The post-retirement health care plans include a limit on the Company's share of costs for recent and future retirees. The Company paid MassMutual $121 in 2008 for its allocated expense related to the Company's employees covered by this plan.

Deferred Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered allowing certain executives to elect to defer a portion of their compensation. Several shadow investment options are available under these plans.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution. Awards vest over three years, at which time they are paid in cash, and are subject to forfeiture in the event of termination prior to vesting (other than retirement, death, disability or job elimination).

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

(10) Income Taxes

The Company is included in a consolidated U.S. Federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes. Allocated taxes are calculated and paid on a quarterly basis. During the year ended December 31, 2008 the Company received income tax refunds from MassMutual in the amount of $6,509, in accordance with the provisions of the Agreement.

(Dollars in thousands)

In February 2008, the Internal Revenue Service commenced its examination of the years 2004 and 2005.

The Company files a Massachusetts combined excise tax return with other Parties of MassMutual ("Combined Parties"). In 2008, the Massachusetts Department of Revenue ("DOR") completed its examination of the excise tax returns of the Combined Parties for 2003 through 2005. In October 2008, the Massachusetts DOR issued Notices of Intent to Assess ("Notices") proposing to assess the Combined Parties for additional income taxes for the tax years 2003 through 2005. The Combined Parties have filed an Appeals Form with the Massachusetts DOR Office of Appeals contesting most of the proposed adjustments. The Company does not anticipate a significant impact to its financial statements as a result of this examination.

During 2008, the Company recorded a net decrease of $255 in its liability for unrecognized tax benefits, and a corresponding increase of $255 to its deferred tax asset valuation allowance. If recognized, the net liability for unrecognized tax benefits as of December 31, 2008 would not impact the Company's effective tax rate.

The Company had gross unrecognized tax benefits of $54 as of December 31, 2008. The Company does not expect the gross unrecognized tax benefits will decrease over the next 12 months.

No interest and penalties were recognized in the Company's financial statements as of, and for the year ended, December 31, 2008.

The components of the income tax benefit for the year ended December 31, 2008 are as follows:

Income tax benefit (expense):	
Current:	
Federal	$ 7,448
State and other	(84)
Total current	7,364
Deferred:	
Federal	552
State	(689)
Total deferred	(137)
Total income tax benefit (expense)	$ 7,227

(Dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008 are as follows:

Deferred tax assets:	
Compensation and legal accruals	$ 3,401
State net operating losses	1,482
Other	48
Total deferred tax assets	4,931
Less: Valuation allowance	(2,076)
Deferred tax asset	2,855
Deferred tax liabilities:	
Furniture and equipment	140
Net deferred tax (liability) asset	$ 2,715

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

The Company had valuation allowances of $2,076 as of December 31, 2008, of which $1,482 was attributable to state net operating losses that management believes will not be realized prior to their expiration. The remaining valuation allowance of $594 relates to existing state deferred tax assets that management now believes will not be realized. The state net operating loss carryforwards generally expire from 2009 to 2028.

A reconciliation of the difference between the income tax benefit and the amount computed by applying the statutory U.S. Federal tax rate to pre-tax loss for the year ended December 31, 2008 is as follows:

	Amount	Percent
Benefit for income taxes at the U.S. Federal rate	$ 7,734	35.0%
State tax, net of Federal benefit	107	0.5
Change in valuation allowance	(501)	(2.3)
Other	(113)	(0.5)
Income tax benefit (expense)	$ 7,227	32.7%

(11) Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2008. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008
(Dollars in thousands)

		Additional Information
Net Capital Requirement		
Total shareholder's equity		$ 26,669
Less nonallowable assets:		
Investment in subsidiary, net of minority interest	$ 43	
Receivables from brokers or dealers	2,606	
Current and deferred taxes receivable	7,106	
Prepaid expenses, other assets, and cash on deposit with FINRA	2,685	12,440
Net capital before specific reduction in the market value of securities and other deductions		14,229
Less securities haircuts pursuant to Rule 15c3-1		(616)
Less present value adjustment on long-term GA commission liability		(156)
Net capital		$ 13,457
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 31,903
Plus present value adjustment on long-term GA commission liability		156
Less liabilities of consolidated subsidiary		(35)
Less minority interest liabilities		(323)
Aggregate indebtedness		$ 31,701
Minimum net capital required to be maintained (Greater of $250 or 6-2/3% of $31,701)		2,113
Net capital in excess of minimum requirements		$ 11,344
Ratio of aggregate indebtedness to net capital		2.36 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2008.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008
(Dollars in thousands)

	Additional Information
Credit Balances	
Total credit items	$ --
Debit Balances	
Gross debit items	$ --
Less 1 percent charge	--
Total debit items	$ --
Reserve Computation	
Excess of total credits over total debits	$ --
105% of excess of total credits over total debits	--
Amount held on deposit in Reserve Bank Account	25
Required deposit	None

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2008.

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditor's Report on Internal Control Required by SEC rule 17a-5(g)(1)

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of MML Investor Services Inc. and Subsidiaries (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2009

KPMG

MML Investors Services, Inc. and Subsidiaries
(SEC File Number 8-27250)

Consolidated Financial Statements and Supplemental Schedules
As of and For the Year Ended December 31, 2008
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a public document.